BAE SYSTEMS plc



82-03138

RECEIVED 2008 JUL -7 P 1:52 OFFICE OF INTERNATIONAL CORPORATE FINANCE

TR-1	**Notification of a Major Interest in Shares**

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	BAE SYSTEMS plc EQUITIES

SUPPL

2. Reason for Notification	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.	
An event changing the breakdown of voting rights	
Other: Please Specify	

3. Full name of person(s) subject to the notification obligation	AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) if different from 3.	
5.Date of the transaction and date in which threshold is crossed or breached	25/06/2008
6.Date on which issuer notified	26/06/2008
7. Threshold(s) that is/are crossed or reached:	9 %.
8. Notified details:	TOTAL

PROCESSED JUL 08 2008 THOMSON REUTERS

A: Voting rights attached to shares

Class or Type of shares	Situation Previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

7/8

0263494	317,170,018	317,170,018	30,555,138	30,555,138	287,423,894	0.87	8.16

B: Financial Instruments				
Resulting situation after triggering transaction				
Type of Financial Instrument	Expiration date	Exercise / conversion period / date	Number of voting rights that may be acquired if the instrument is exercised / converted	% of voting rights

Total A + B	
Number of Voting Rights	% of voting rights
317,979,032	9.02%

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	

14. Contact name:	Terry Marsh
15. Contact telephone number:	020 7003 2637

9.Chain		
Name of the Company / Fund	**Number of Shares**	**% of issued share capital**
AXA Ireland Pension Fund **Indirect**	68,000	0.00193
AXA Rosenberg **Direct**	2,902,000	0.08234
Sun Life Unit Assurance Ltd A/c X **Direct**	1,160,000	0.03291
Sun Life Unit Assurance Ltd A/c X **Direct**	110,000	0.00312
AXA UK Investment Co ICVC Global Growth Fund **Indirect**	897,000	0.02545
AXA UK Investment Co ICVC UK Equity Income Fund **Indirect**	275,000	0.00780
AXA UK Investment Co ICVC UK Opportunities Fund **Indirect**	450,000	0.01277
Sun Life Pensions Management Ltd A/c **Direct**	750,000	0.02128
AXA Rosenberg **Direct**	1,931,000	0.05479
AXA Financial, Inc **Indirect**	62,882,219	1.78426
AXA Colonia Konzern **Direct**	3,021,000	0.08572
AXA Colonia Konzern **Indirect**	229,501	0.00651
AXA France **Indirect**	5,390,629	0.15296
AXA Australia **Indirect**	489,149	0.01388
AXA Rosenberg **Indirect**	75,409,104	2.13971
Sun Life International (IOM) Ltd	2,427	0.00007

Direct		
AXA Financial, Inc * **Indirect**	141,121,081	4.00427
Sun Life Pensions Management Ltd **Direct**	218,686	0.00621
Sun Life Pensions Management Ltd **Direct**	44,846	0.00127
Sun Life Unit Assurance Ltd LTAV UK Equity **Direct**	10,000	0.00028
Sun Life Unit Assurance Ltd ABL High Alpha **Direct**	784,071	0.02225
Sun Life Unit Assurance Ltd FTSE All Share Tracker **Direct**	567,976	0.01612
Sun Life Pensions Management LTAV UK Equity **Direct**	1,550,000	0.04398
Sun Life Pensions Management ABL High Alpha **Direct**	4,014,560	0.11391
Sun Life Pensions Management FTSE All Share Tracker **Direct**	3,019,857	0.08569
AXA Winterthur **Direct**	6,843,419	0.19418
Axa Sun Life With Profits Passive **Direct**	2,364,644	0.06710
Axa Sun Life With Profits Passive **Direct**	1,260,652	0.03577
AXA UK Investment Co ICVC Global Distribution OEIC **Indirect**	212,211	0.00602
Total Direct	**30,555,138**	**0.86699**
Total Indirect	**287,423,894**	**8.15556**
TOTAL	**317,979,032**	**9.02255**

TR-1: **NOTIFICATION OF MAJOR INTERESTS IN SHARES**

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	BAE Systems plc
2. Reason for the notification	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): ____________________	
3. Full name of person(s) subject to the notification obligation:	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	24 June 2008
6. Date on which issuer notified:	26 June 2008
7. Threshold(s) that is/are crossed or reached:	Holding above 5%
8. Notified details:	

A: Voting rights attached to shares								
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction					
	Number of Shares	Number of Voting Rights	Number of shares		Number of voting rights		% of voting rights	
			Direct		Direct	Indirect	Direct	Indirect
GB0002634946	N/A below 5%	N/A below 5%	N/A			176,354,758	N/A	5.00%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
176,354,758	5.0%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
BlackRock Investment Management (UK) Limited – 176,354,758 (5.00%)

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	
15. Contact telephone number:	

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

A. Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	BlackRock, Inc
Contact address (registered office for legal entities)	33 King William Street, London, EC3R 9AS
Phone number	020 7743 2602
Other useful information (at least legal representative for legal persons)	Kai Chew

BAE Systems plc: Transaction in own shares

BAE Systems plc announces that on 23 June 2008 it transferred 81,775 ordinary shares of 2.5p each held in treasury to participants in its SAYE Share Option Scheme at a transfer price of 93 pence per share.

Following the transfer of these shares, BAE Systems plc holds 55,820,290 of its ordinary shares in treasury and has 3,524,269,256 ordinary shares in issue (excluding treasury shares). This figure (3,524,269,256) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they can determine if they are required to notify their interest in, or a change to their interest in the Company under the Financial Services Authority's Disclosure and Transparency Rules.

24 June 2008

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with DTR 3.1.4R(1)(a) of the Disclosure Rules and Transparency Rules.

The Company was notified on 17 June 2008 by the trustee of the BAE Systems Share Incentive Plan, Equiniti Share Plan Trustees Limited, that on 16 June 2008 the following Persons Discharging Managerial Responsibility ("PDMRs") acquired ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 440.41 pence per share and were also awarded ordinary shares of 2.5p at nil consideration under the Matching Shares element of the same share plan. The transactions took place on the London Stock Exchange.

The number of shares purchased or acquired by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares purchased – Partnership Shares	Number of BAE Systems plc Ordinary shares acquired – Matching Shares
Philip Bramwell	29	14
Andrew Davies	29	14
Alan Garwood	29	14
Alastair Imrie	29	14
Ian King	29	14
George Rose	29	14
Nigel Whitehead	14	14

17 June 2008

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with DTR 3.1.4R(1)(a) of the Disclosure Rules and Transparency Rules.

The Company was notified on 17 June 2008 by the trustee of the BAE Systems Share Incentive Plan, Equiniti Share Plan Trustees Limited, that on 16 June 2008 the following Persons Discharging Managerial Responsibility ("PDMRs") acquired ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 440.41 pence per share and were also awarded ordinary shares of 2.5p at nil consideration under the Matching Shares element of the same share plan. The transactions took place on the London Stock Exchange.

The number of shares purchased or acquired by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares purchased – Partnership Shares	Number of BAE Systems plc Ordinary shares acquired – Matching Shares
Philip Bramwell	29	14
Andrew Davies	29	14
Alan Garwood	29	14
Alastair Imrie	29	14
Ian King	29	14
George Rose	29	14
Nigel Whitehead	14	14

17 June 2008